As filed with the Securities and Exchange Commission on September 13, 2024

Registration No. 333-278507

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.___	☐
Post-Effective Amendment No. 2	☒

Fidelity Summer Street Trust

(Exact Name of Registrant as Specified in Charter)

Registrant’s Telephone Number: 617-563-7000

245 Summer Street, Boston, Massachusetts 02210

(Address of Principal Executive Offices)

Margaret Carey Secretary and Chief Legal Officer 245 Summer Street Boston, Massachusetts 02210 (Name and Address of Agent for Service)	With copies to: John V. O’Hanlon, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, Massachusetts 02110

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Dechert LLP supporting the tax consequences of the reorganization (Exhibit 12 to Item 16) of this Registration Statement on Form N-14.

The Proxy Statement/Prospectus is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on May 17, 2024 (SEC accession number 0001193125-24-141735). The Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on May 17, 2024 (SEC accession number 0001193125-24-141735).

PART C. OTHER INFORMATION

Item 15. Indemnification

Article XI, Section 2 of the Declaration of Trust sets forth the reasonable and fair means for determining whether indemnification shall be provided to any past or present Trustee or officer. It states that the Trust shall indemnify any present or past trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee or officer and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, “disabling conduct”), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

Pursuant to Section 11 of the Distribution Agreement, the Trust agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements not misleading under the 1933 Act, or any other statute or the common law. However, the Trust does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor. In no case is the indemnity of the Trust in favor of the Distributor or any person indemnified to be deemed to protect the Distributor or any person against any liability to the Issuer or its security holders to which the Distributor or such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement.

Pursuant to the agreement by which Fidelity Investments Institutional Operations Company LLC (“FIIOC”) is appointed transfer agent, the Registrant agrees to indemnify and hold FIIOC harmless against any losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from:

(1) any claim, demand, action or suit brought by any person other than the Registrant, including by a shareholder, which names FIIOC and/or the Registrant as a party and is not based on and does not result from FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties, and arises out of or in connection with FIIOC’s performance under the Transfer Agency Agreement; or

(2) any claim, demand, action or suit (except to the extent contributed to by FIIOC’s willful misfeasance, bad faith or negligence or reckless disregard of duties) which results from the negligence of the Registrant, or from FIIOC’s acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of FIIOC’s acting in reliance upon advice reasonably believed by FIIOC to have been given by counsel for the Registrant, or as a result of FIIOC’s acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16. Exhibits

(1)

(a)	Amended and Restated Declaration of Trust, dated May 16, 2001, is incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 60.

(b)	Amendment to the Declaration of Trust, dated May 19, 2004, is incorporated herein by reference to Exhibit (a)(2) of Post-Effective Amendment No. 63.

(c)	Amendment to the Declaration of Trust, dated March 19, 2008, is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 74.

(2)	Bylaws of the Trust, as amended and dated June 17, 2004, are incorporated herein by reference to Exhibit (b) of Post-Effective Amendment No. 63.

(3)	Not applicable.

(4)

Agreement and Plan of Reorganization between Fidelity Summer Street Trust: Fidelity Global High Income Fund and Fidelity Summer Street Trust: Fidelity High Income Fund is incorporated herein by reference to Exhibit 1 to the Information Statement and Prospectus filed in Post-Effective Amendment No.1.

(5)

Articles III, VIII, X and XI of the Amended and Restated Declaration of Trust, dated May 16, 2001, are incorporated herein by reference to Exhibit (a)(1) of Post-Effective Amendment No. 60;  and Article VIII of the Certificate of Amendment to the Declaration of Trust, dated March  19, 2008, is incorporated herein by reference to Exhibit (a)(3) of Post-Effective Amendment No. 74.

(6)

(1)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Agricultural Productivity Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(1) of Post-Effective Amendment No. 221.

(2)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Capital & Income Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(2) of Post-Effective Amendment No. 221.

(3)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Climate Action Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(3) of Post-Effective Amendment No. 221.

(4)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Focused High Income Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(4) of Post-Effective Amendment No. 221.

(5)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Global High Income Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(5) of Post-Effective Amendment No. 221.

(6)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Healthy Future Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(6) of Post-Effective Amendment No. 221.

(7)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity High Income Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(7) of Post-Effective Amendment No. 221.

(8)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity New Markets Income Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(8) of Post-Effective Amendment No. 221.

(9)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity SAI High Income Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(9) of Post-Effective Amendment No. 221.

(10)

Management Contract, dated March 6, 2024, between Fidelity SAI Real Estate Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(10) of Post-Effective Amendment No. 224.

(11)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity SAI Sustainable Future Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(10) of Post-Effective Amendment No. 221.

(12)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity SAI Sustainable Sector Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(11) of Post-Effective Amendment No. 221.

(13)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity SAI Sustainable U.S. Equity Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(12) of Post-Effective Amendment No. 221.

(14)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Series Floating Rate High Income Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(7) of Post-Effective Amendment No. 177.

(15)

Amended and Restated Management Contract, dated January 1, 2020, between Fidelity Series High Income Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(8) of Post-Effective Amendment No. 177.

(16)

Management Contract, dated January 18, 2023, between Fidelity Series Sustainable U.S. Market Fund and Fidelity Management & Research Company LLC, is incorporated herein by reference to Exhibit (d)(28) of Post-Effective Amendment No. 214.

(17)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Short Duration High Income Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(16) of Post-Effective Amendment No. 221.

(18)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund) and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(17) of Post-Effective Amendment No. 221.

(19)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity U.S. Low Volatility Equity Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(18) of Post-Effective Amendment No. 221.

(20)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Water Sustainability Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(19) of Post-Effective Amendment No. 221.

(21)

Amended and Restated Management Contract, dated March 1, 2024, between Fidelity Women’s Leadership Fund and Fidelity Management & Research Company LLC, Fidelity Investments Institutional Operations Company LLC, and Fidelity Service Company, Inc., is incorporated herein by reference to Exhibit (d)(20) of Post-Effective Amendment No. 221.

(22)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between FIL Investment Advisors and Fidelity Management  & Research Company LLC, on behalf of Fidelity Global High Income Fund, is incorporated herein by reference to Exhibit (d)(21) of Post-Effective Amendment No. 221.

(23)

Amended and Restated Sub-Advisory Agreement, dated January  1, 2020, between FIL Investment Advisors (UK) Limited and FIL Investment Advisors, on behalf of Fidelity Global High Income Fund, is incorporated herein by reference to Exhibit (d)(14) of Post-Effective Amendment No. 177.

(24)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between FIL Investment Advisors and Fidelity Management  & Research Company LLC, on behalf of Fidelity New Markets Income Fund, is incorporated herein by reference to Exhibit (d)(23) of Post-Effective Amendment No. 221.

(25)

Amended and Restated Sub-Advisory Agreement, dated January  1, 2020, between FIL Investment Advisors (UK) Limited and FIL Investment Advisors, on behalf of Fidelity New Markets Income Fund, is incorporated herein by reference to Exhibit (d)(16) of Post-Effective Amendment No. 177.

(26)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management  & Research (Hong Kong) Limited, on behalf of Fidelity Agricultural Productivity Fund, Fidelity Capital  & Income Fund, Fidelity Climate Action Fund, Fidelity Focused High Income Fund, Fidelity Global High Income Fund, Fidelity Healthy Future Fund, Fidelity High Income Fund, Fidelity New Markets Income Fund, Fidelity SAI High Income Fund, Fidelity SAI Real Estate Fund, Fidelity SAI Sustainable Future Fund, Fidelity SAI Sustainable Sector Fund, Fidelity SAI Sustainable U.S. Equity Fund, Fidelity Short Duration High Income Fund, Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund), Fidelity U.S. Low Volatility Equity Fund, Fidelity Water Sustainability Fund, and Fidelity Women’s Leadership Fund is incorporated herein by reference to Exhibit (d)(25) of Post-Effective Amendment No. 221.

(27)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Agricultural Productivity Fund, Fidelity Capital & Income Fund, Fidelity Climate Action Fund, Fidelity Focused High Income Fund, Fidelity Global High Income Fund, Fidelity Healthy Future Fund, Fidelity High Income Fund, Fidelity New Markets Income Fund, Fidelity SAI High Income Fund, Fidelity SAI Real Estate Fund, Fidelity SAI Sustainable Future Fund, Fidelity SAI Sustainable Sector Fund, Fidelity SAI Sustainable U.S. Equity Fund, Fidelity Short Duration High Income Fund, Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund), Fidelity U.S. Low Volatility Equity Fund, Fidelity Water Sustainability Fund, and Fidelity Women’s Leadership Fund, is incorporated by reference to Exhibit (d)(27) to Post-Effective Amendment No. 225.

(28)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management  & Research (Hong Kong) Limited, on behalf of Fidelity Series Sustainable U.S. Market Fund is incorporated herein by reference to Exhibit (d)(27) of Post-Effective Amendment No. 221.

(29)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Series Sustainable U.S. Market Fund is incorporated herein by reference to Exhibit (d)(28) of Post-Effective Amendment No. 221.

(30)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management  &Research (Hong Kong) Limited, on behalf of Fidelity Series Floating Rate High Income Fund and Fidelity Series High Income Fund is incorporated herein by reference to Exhibit (d)(29) of Post-Effective Amendment No. 221.

(31)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Hong Kong) Limited, on behalf of Fidelity Series Floating Rate High Income Fund and Fidelity Series High Income Fund is incorporated herein by reference to Exhibit (d)(30) of Post-Effective Amendment No. 221.

(32)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management  & Research (Japan) Limited, on behalf of Fidelity Agricultural Productivity Fund, Fidelity Capital  & Income Fund, Fidelity Climate Action Fund, Fidelity Focused High Income Fund, Fidelity Global High Income Fund, Fidelity Healthy Future Fund, Fidelity High Income Fund, Fidelity New Markets Income Fund, Fidelity SAI High Income Fund, Fidelity SAI Real Estate Fund, Fidelity SAI Sustainable Future Fund, Fidelity SAI Sustainable Sector Fund, Fidelity SAI Sustainable U.S. Equity Fund, Fidelity Short Duration High Income Fund, Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund), Fidelity U.S. Low Volatility Equity Fund, Fidelity Water Sustainability Fund, and Fidelity Women’s Leadership Fund is incorporated herein by reference to Exhibit (d)(31) of Post-Effective Amendment No. 221.

(33)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Agricultural Productivity Fund, Fidelity Capital & Income Fund, Fidelity Climate Action Fund, Fidelity Focused High Income Fund, Fidelity Global High Income Fund, Fidelity Healthy Future Fund, Fidelity High Income Fund, Fidelity New Markets Income Fund, Fidelity SAI High Income Fund, Fidelity SAI Real Estate Fund, Fidelity SAI Sustainable Future Fund, Fidelity SAI Sustainable Sector Fund, Fidelity SAI Sustainable U.S. Equity Fund, Fidelity Short Duration High Income Fund, Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund), Fidelity U.S. Low Volatility Equity Fund, Fidelity Water Sustainability Fund, and Fidelity Women’s Leadership Fund, is incorporated by reference to Exhibit (d)(33) to Post-Effective Amendment No. 225.

(34)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management  & Research (Japan) Limited, on behalf of Fidelity Series Sustainable U.S. Market Fund is incorporated herein by reference to Exhibit (d)(33) of Post-Effective Amendment No. 221.

(35)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Series Sustainable U.S. Market Fund is incorporated herein by reference to Exhibit (d)(34) of Post-Effective Amendment No. 221.

(36)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management  & Research (Japan) Limited, on behalf of Fidelity Series Floating Rate High Income Fund and Fidelity Series High Income Fund is incorporated herein by reference to Exhibit (d)(35) of Post-Effective Amendment No. 221.

(37)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and Fidelity Management & Research (Japan) Limited, on behalf of Fidelity Series Floating Rate High Income Fund and Fidelity Series High Income Fund is incorporated herein by reference to Exhibit (d)(36) of Post-Effective Amendment No. 221.

(38)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management  & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Agricultural Productivity Fund, Fidelity Capital  & Income Fund, Fidelity Climate Action Fund, Fidelity Focused High Income Fund, Fidelity Global High Income Fund, Fidelity Healthy Future Fund, Fidelity High Income Fund, Fidelity New Markets Income Fund, Fidelity SAI High Income Fund, Fidelity SAI Real Estate Fund, Fidelity SAI Sustainable Future Fund, Fidelity SAI Sustainable Sector Fund, Fidelity SAI Sustainable U.S. Equity Fund, Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund), Fidelity U.S. Low Volatility Equity Fund, Fidelity Water Sustainability Fund, and Fidelity Women’s Leadership Fund is incorporated herein by reference to Exhibit (d)(37) of Post-Effective Amendment No. 221.

(39)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Agricultural Productivity Fund, Fidelity Capital & Income Fund, Fidelity Climate Action Fund, Fidelity Focused High Income Fund, Fidelity Global High Income Fund, Fidelity Healthy Future Fund, Fidelity High Income Fund, Fidelity New Markets Income Fund, Fidelity SAI High Income Fund, Fidelity SAI Real Estate Fund, Fidelity SAI Sustainable Future Fund, Fidelity SAI Sustainable Sector Fund, Fidelity SAI Sustainable U.S. Equity Fund, Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund), Fidelity U.S. Low Volatility Equity Fund, Fidelity Water Sustainability Fund, and Fidelity Women’s Leadership Fund, is incorporated by reference to Exhibit (d)(39) to Post-Effective Amendment No. 225.

(40)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management  & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Series Sustainable U.S. Market Fund is incorporated herein by reference to Exhibit (d)(39) of Post-Effective Amendment No. 221.

(41)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Series Sustainable U.S. Market Fund is incorporated herein by reference to Exhibit (d)(40) of Post-Effective Amendment No. 221.

(42)

Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management  & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Series Floating Rate High Income Fund and Fidelity Series High Income Fund is incorporated herein by reference to Exhibit (d)(41) of Post-Effective Amendment No. 221.

(43)

Schedule A to the Amended and Restated Sub-Advisory Agreement, dated March 1, 2024, between Fidelity Management & Research Company LLC and FMR Investment Management (UK) Limited, on behalf of Fidelity Series Floating Rate High Income Fund and Fidelity Series High Income Fund is incorporated herein by reference to Exhibit (d)(42) of Post-Effective Amendment No. 221.

(7)

(1)

General Distribution Agreement, dated March 11, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Agricultural Productivity Fund is incorporated herein by reference to Exhibit (e)(1) of Post-Effective Amendment No. 181.

(2)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Capital & Income Fund, is incorporated herein by reference to Exhibit (e)(1) of Post-Effective Amendment No. 177.

(3)

General Distribution Agreement, dated May 19, 2021, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Climate Action Fund is incorporated herein by reference to Exhibit (e)(3) of Post-Effective Amendment No. 194.

(4)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Focused High Income Fund, is incorporated herein by reference to Exhibit (e)(3) of Post-Effective Amendment No. 177.

(5)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Global High Income Fund, is incorporated herein by reference to Exhibit (e)(4) of Post-Effective Amendment No. 177.

(6)

General Distribution Agreement, dated January 19, 2022, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Healthy Future Fund, is incorporated herein by reference to Exhibit (e)(12) of Post-Effective Amendment No. 206.

(7)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity High Income Fund, is incorporated herein by reference to Exhibit (e)(5) of Post-Effective Amendment No. 177.

(8)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity New Markets Income Fund, is incorporated herein by reference to Exhibit (e)(6) of Post-Effective Amendment No. 177.

(9)

General Distribution Agreement, dated February 17, 2021, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity SAI High Income Fund, is incorporated herein by reference to Exhibit (e)(14) of Post-Effective Amendment No. 194.

(10)

General Distribution Agreement, dated March 6, 2024, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity SAI Real Estate Fund, is incorporated herein by reference to Exhibit (e)(10) of Post-Effective Amendment No. 224.

(11)

General Distribution Agreement, dated January 19, 2022, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity SAI Sustainable Future Fund, is incorporated herein by reference to Exhibit (e)(16) of Post-Effective Amendment No 202.

(12)

General Distribution Agreement, dated January 19, 2022, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity SAI Sustainable Sector Fund, is incorporated herein by reference to Exhibit (e)(17) of Post-Effective Amendment No 202.

(13)

General Distribution Agreement, dated January 19, 2022, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity SAI Sustainable U.S. Equity Fund, is incorporated herein by reference to Exhibit (e)(18) of Post-Effective Amendment No 202.

(14)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Series Floating Rate High Income Fund, is incorporated herein by reference to Exhibit (e)(7) of Post-Effective Amendment No. 177.

(15)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Series High Income Fund, is incorporated herein by reference to Exhibit (e)(8) of Post-Effective Amendment No. 177.

(16)

General Distribution Agreement, dated January 18, 2023, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Series Sustainable U.S. Market Fund, is incorporated herein by reference to Exhibit (e)(22) of Post-Effective Amendment No. 214.

(17)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Short Duration High Income Fund, is incorporated herein by reference to Exhibit (e)(9) of Post-Effective Amendment No. 177.

(18)

General Distribution Agreement, dated May 19, 2021, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund), is incorporated herein by reference to Exhibit (e)(15) of Post-Effective Amendment No. 194.

(19)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity U.S. Low Volatility Equity Fund, is incorporated herein by reference to Exhibit (e)(10) of Post-Effective Amendment No. 177.

(20)

General Distribution Agreement, dated March 11, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Water Sustainability Fund is incorporated herein by reference to Exhibit (e)(18) of Post-Effective Amendment No. 181.

(21)

Amended and Restated General Distribution Agreement, dated January 1, 2020, between Fidelity Summer Street Trust and Fidelity Distributors Company LLC, on behalf of Fidelity Women’s Leadership Fund, is incorporated herein by reference to Exhibit (e)(11) of Post-Effective Amendment No. 177.

(22)

Form of Selling Dealer Agreement (most recently revised August 2020), is incorporated herein by reference to Exhibit (e)(78) of Fidelity Salem Street Trust’s (File No. 002-41839) Post-Effective Amendment No. 533.

(23)

Form of Bank Agency Agreement (most recently revised August 2020), is incorporated herein by reference to Exhibit (e)(79) of Fidelity Salem Street Trust’s (File No. 002-41839) Post-Effective Amendment No. 533.

(8)

Amended and Restated Fee Deferral Plan of the Non-Interested Person Trustees of the Fidelity Equity and High Income Funds effective as of September 15, 1995, as amended and restated as of March 1, 2018, is incorporated herein by reference to Exhibit (f) of Fidelity Commonwealth Trust’s (File No. 002-52322) Post-Effective Amendment No. 150.

(9)

(1)

Custodian Agreement, dated January 1, 2007, between The Bank of New York (currently known as The Bank of New York Mellon) and Fidelity Agricultural Productivity Fund and Fidelity Water Sustainability Fund is incorporated herein by reference to Exhibit (g)(1) of Fidelity Advisor Series IV’s (File No. 002-83672) Post-Effective Amendment No. 88.

(2)

Custodian Agreement, dated January 1, 2007, between Brown Brothers Harriman & Company and Fidelity Climate Action Fund, Fidelity Global High Income Fund, Fidelity High Income Fund, Fidelity SAI High Income Fund, Fidelity Series Floating Rate High Income Fund, Fidelity Series High Income Fund, Fidelity Short Duration High Income Fund, Fidelity Sustainable U.S. Equity Fund, and Fidelity Women’s Leadership Fund is incorporated herein by reference to Exhibit (g)(1) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(3)

Custodian Agreement, dated May 23, 2019, between Citibank, N.A. and Fidelity Capital & Income Fund and Fidelity New Markets Income Fund, is incorporated herein by reference to Exhibit (g)(3) of Fidelity Salem Street Trust’s (File No. 002-41839) Post-Effective Amendment No. 482.

(4)

Custodian Agreement, dated January 1, 2007, between State Street Bank and Trust Company and Fidelity Focused High Income Fund and Fidelity Series Sustainable U.S. Market Fund is incorporated herein by reference to Exhibit (g)(4) of Fidelity Advisor Series I’s (File No. 002-84776) Post-Effective Amendment No. 72.

(5)

Custodian Agreement, dated January 1, 2007, between The Northern Trust Company and Fidelity Healthy Future Fund, Fidelity SAI Sustainable Future Fund, Fidelity SAI Sustainable Sector Fund, Fidelity SAI Sustainable U.S. Equity Fund, and Fidelity U.S. Low Volatility Equity Fund is incorporated herein by reference to Exhibit (g)(9) of Fidelity Financial Trust’s (File No. 002-79910) Post-Effective Amendment No. 45.

(10)

(1)	Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Agricultural Productivity Fund is incorporated herein by reference to Exhibit (m)(1) of Post-Effective Amendment No. 181.

(2)	Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Capital & Income Fund is incorporated herein by reference to Exhibit (m)(1) of Post-Effective Amendment No. 177.

(3)	Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Climate Action Fund is incorporated herein by reference to Exhibit (m)(3) of Post-Effective Amendment No. 194.

(4)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Climate Action Fund: Fidelity Advisor Climate Action Fund Class A, is incorporated herein by reference to Exhibit (m)(4) of Post-Effective Amendment No. 194.

(5)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Climate Action Fund: Fidelity Advisor Climate Action Fund Class C, is incorporated herein by reference to Exhibit (m)(5) of Post-Effective Amendment No. 194.

(6)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Climate Action Fund: Fidelity Advisor Climate Action Fund Class I, is incorporated herein by reference to Exhibit (m)(6) of Post-Effective Amendment No. 194.

(7)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Climate Action Fund: Fidelity Advisor Climate Action Fund Class M, is incorporated herein by reference to Exhibit (m)(7) of Post-Effective Amendment No. 194.

(8)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Climate Action Fund: Fidelity Advisor Climate Action Fund Class Z, is incorporated herein by reference to Exhibit (m)(8) of Post-Effective Amendment No. 194.

(9)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Focused High Income Fund is incorporated herein by reference to Exhibit (m)(4) of Post-Effective Amendment No. 177.

(10)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Global High Income Fund is incorporated herein by reference to Exhibit (m)(5) of Post-Effective Amendment No. 177.

(11)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Global High Income Fund: Fidelity Advisor Global High Income Fund Class A, is incorporated herein by reference to Exhibit (m)(6) of Post-Effective Amendment No. 177.

(12)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Global High Income Fund: Fidelity Advisor Global High Income Fund Class M, is incorporated herein by reference to Exhibit (m)(7) of Post-Effective Amendment No. 177.

(13)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Global High Income Fund: Fidelity Advisor Global High Income Fund Class C, is incorporated herein by reference to Exhibit (m)(8) of Post-Effective Amendment No. 177.

(14)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Global High Income Fund: Fidelity Advisor Global High Income Fund Class I, is incorporated herein by reference to Exhibit (m)(9) of Post-Effective Amendment No. 177.

(15)	Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Healthy Future Fund is incorporated herein by reference to Exhibit (m)(38) of Post-Effective Amendment No. 206.

(16)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Healthy Future Fund: Fidelity Advisor Healthy Future Fund: Class A, is incorporated herein by reference to Exhibit (m)(39) of Post-Effective Amendment No. 206.

(17)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Healthy Future Fund: Fidelity Advisor Healthy Future Fund: Class M, is incorporated herein by reference to Exhibit (m)(40) of Post-Effective Amendment No. 206.

(18)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Healthy Future Fund: Fidelity Advisor Healthy Future Fund: Class C, is incorporated herein by reference to Exhibit (m)(41) of Post-Effective Amendment No. 206.

(19)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Healthy Future Fund: Fidelity Advisor Healthy Future Fund: Class I, is incorporated herein by reference to Exhibit (m)(42) of Post-Effective Amendment No. 206.

(20)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Healthy Future Fund: Fidelity Advisor Healthy Future Fund: Class Z, is incorporated herein by reference to Exhibit (m)(43) of Post-Effective Amendment No. 206.

(21)	Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity High Income Fund is incorporated herein by reference to Exhibit (m)(10) of Post-Effective Amendment No. 177.

(22)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity High Income Fund: Fidelity Advisor High Income Fund Class A, is incorporated herein by reference to Exhibit (m)(11) of Post-Effective Amendment No. 177.

(23)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity High Income Fund: Fidelity Advisor High Income Fund Class M, is incorporated herein by reference to Exhibit (m)(12) of Post-Effective Amendment No. 177.

(24)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity High Income Fund: Fidelity Advisor High Income Fund Class C, is incorporated herein by reference to Exhibit (m)(13) of Post-Effective Amendment No. 177.

(25)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity High Income Fund: Fidelity Advisor High Income Fund Class I, is incorporated herein by reference to Exhibit (m)(14) of Post-Effective Amendment No. 177.

(26)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity High Income Fund: Fidelity Advisor High Income Fund Class Z, is incorporated herein by reference to Exhibit (m)(15) of Post-Effective Amendment No. 177.

(27)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity New Markets Income Fund: Fidelity New Markets Income Fund is incorporated herein by reference to Exhibit (m)(16) of Post-Effective Amendment No. 177.

(28)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity New Markets Income Fund: Fidelity Advisor New Markets Income Fund Class A, is incorporated herein by reference to Exhibit (m)(17) of Post-Effective Amendment No. 177.

(29)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity New Markets Income Fund: Fidelity Advisor New Markets Income Fund Class M, is incorporated herein by reference to Exhibit (m)(18) of Post-Effective Amendment No. 177.

(30)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity New Markets Income Fund: Fidelity Advisor New Markets Income Fund Class C, is incorporated herein by reference to Exhibit (m)(19) of Post-Effective Amendment No. 177.

(31)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity New Markets Income Fund: Fidelity Advisor New Markets Income Fund Class I, is incorporated herein by reference to Exhibit (m)(20) of Post-Effective Amendment No. 177.

(32)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity New Markets Income Fund: Fidelity Advisor New Markets Income Fund Class Z, is incorporated herein by reference to Exhibit (m)(21) of Post-Effective Amendment No. 177.

(33)	Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity SAI High Income Fund is incorporated herein by reference to Exhibit (m)(44) of Post-Effective Amendment No. 193.

(34)	Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity SAI Real Estate Fund is incorporated herein by reference to Exhibit (m)(34) of Post-Effective Amendment No. 224.

(35)	Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity SAI Sustainable Future Fund is incorporated herein by reference to Exhibit (m)(57) of Post-Effective Amendment No. 202.

(36)	Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity SAI Sustainable Sector Fund is incorporated herein by reference to Exhibit (m)(58) of Post-Effective Amendment No. 202.

(37)	Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity SAI Sustainable U.S. Equity Fund is incorporated herein by reference to Exhibit (m)(59) of Post-Effective Amendment No. 202.

(38)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Series Floating Rate High Income Fund is incorporated herein by reference to Exhibit (m)(22) of Post-Effective Amendment No. 177.

(39)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Series High Income Fund is incorporated herein by reference to Exhibit (m)(23) of Post-Effective Amendment No. 177.

(40)	Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Series Sustainable U.S. Market Fund is incorporated herein by reference to Exhibit (m)(68) of Post-Effective Amendment No. 214.

(41)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Short Duration High Income Fund is incorporated herein by reference to Exhibit (m)(24) of Post-Effective Amendment No. 177.

(42)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Short Duration High Income Fund: Fidelity Advisor Short Duration High Income Fund Class A, is incorporated herein by reference to Exhibit (m)(25) of Post-Effective Amendment No. 177.

(43)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Short Duration High Income Fund: Fidelity Advisor Short Duration High Income Fund Class M, is incorporated herein by reference to Exhibit (m)(26) of Post-Effective Amendment No. 177.

(44)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Short Duration High Income Fund: Fidelity Advisor Short Duration High Income Fund Class C, is incorporated herein by reference to Exhibit (m)(27) of Post-Effective Amendment No. 177.

(45)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Short Duration High Income Fund: Fidelity Advisor Short Duration High Income Fund Class I, is incorporated herein by reference to Exhibit (m)(28) of Post-Effective Amendment No. 177.

(46)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Short Duration High Income Fund: Fidelity Advisor Short Duration High Income Fund Class Z, is incorporated herein by reference to Exhibit (m)(29) of Post-Effective Amendment No. 177.

(47)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund) is incorporated herein by reference to Exhibit (m)(51) of Post-Effective Amendment No. 194.

(48)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund): Fidelity Advisor Sustainability U.S. Equity Fund Class A (currently known as Fidelity Advisor Sustainable U.S. Equity Fund: Class A), is incorporated herein by reference to Exhibit (m)(52) of Post-Effective Amendment No. 194.

(49)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund): Fidelity Advisor Sustainability U.S. Equity Fund Class C (currently known as Fidelity Advisor Sustainable U.S. Equity Fund Class C), is incorporated herein by reference to Exhibit (m)(53) of Post-Effective Amendment No. 194.

(50)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund): Fidelity Advisor Sustainability U.S. Equity Fund Class I (currently known as Fidelity Advisor Sustainable U.S. Equity Fund Class I), is incorporated herein by reference to Exhibit (m)(54) of Post-Effective Amendment No. 194.

(51)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund): Fidelity Advisor Sustainability U.S. Equity Fund Class M (currently known as Fidelity Advisor Sustainable U.S. Equity Fund Class M), is incorporated herein by reference to Exhibit (m)(55) of Post-Effective Amendment No. 194.

(52)

Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund): Fidelity Advisor Sustainability U.S. Equity Fund Class Z (currently known as Fidelity Advisor Sustainable U.S. Equity Fund Class Z), is incorporated herein by reference to Exhibit (m)(56) of Post-Effective Amendment No. 194.

(53)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity U.S. Low Volatility Equity Fund is incorporated herein by reference to Exhibit (m)(30) of Post-Effective Amendment No. 177.

(54)	Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Water Sustainability Fund is incorporated herein by reference to Exhibit (m)(55) of Post-Effective Amendment No. 181.

(55)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Women’s Leadership Fund is incorporated herein by reference to Exhibit (m)(31) of Post-Effective Amendment No. 177.

(56)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Women’s Leadership Fund: Fidelity Advisor Women’s Leadership Fund Class A, is incorporated herein by reference to Exhibit (m)(32) of Post-Effective Amendment No. 177.

(57)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Women’s Leadership Fund: Fidelity Advisor Women’s Leadership Fund Class C, is incorporated herein by reference to Exhibit (m)(33) of Post-Effective Amendment No. 177.

(58)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Women’s Leadership Fund: Fidelity Advisor Women’s Leadership Fund Class M, is incorporated herein by reference to Exhibit (m)(34) of Post-Effective Amendment No. 177.

(59)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Women’s Leadership Fund: Fidelity Advisor Women’s Leadership Fund Class I, is incorporated herein by reference to Exhibit (m)(35) of Post-Effective Amendment No. 177.

(60)

Amended and Restated Distribution and Service Plan pursuant to Rule 12b-1 for Fidelity Women’s Leadership Fund: Fidelity Advisor Women’s Leadership Fund Class Z, is incorporated herein by reference to Exhibit (m)(36) of Post-Effective Amendment No. 177.

(61)

Amended and Restated Multiple Class of Shares Plan (Equity) pursuant to Rule 18f-3 for Fidelity Funds with Retail, Retirement and/or Advisor Classes, dated March 1, 2024, on behalf of Fidelity Summer Street Trust on behalf of Fidelity Climate Action Fund, Fidelity Global High Income Fund, Fidelity Healthy Future Fund, Fidelity High Income Fund, Fidelity New Markets Income Fund, Fidelity Short Duration High Income Fund, Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund), Fidelity Water Sustainability Fund, and Fidelity Women’s Leadership Fund, is incorporated herein by reference to Exhibit (n)(1) of Post Effective Amendment No. 221.

(62)

Schedule I (Equity), dated March 14, 2024, to the Amended and Restated Multiple Class of Shares Plan pursuant to Rule 18f-3 for Fidelity Funds with Retail, Retirement and/or Advisor Classes, dated March 1, 2024, on behalf of Fidelity Summer Street Trust on behalf of Fidelity Climate Action Fund, Fidelity Global High Income Fund, Fidelity Healthy Future Fund, Fidelity High Income Fund, Fidelity New Markets Income Fund, Fidelity Short Duration High Income Fund, Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund), Fidelity Water Sustainability Fund, and Fidelity Women’s Leadership Fund, is incorporated herein by reference to Exhibit (n)(2) of Post-Effective Amendment No. 221.

(11)	Opinion and consent of counsel Dechert LLP, as to the legality of shares being registered, is incorporated by reference herein to Exhibit 11 of Fidelity Summer Street Trust’s Form N-14.

(12)	Opinion and Consent of counsel Dechert LLP, as to tax matters – is filed herein as Exhibit 12.

(13)	Not applicable.

(14)	Consent of PricewaterhouseCoopers LLP, dated May 15, 2024, is incorporated herein by reference to Exhibit 14 of Post-Effective Amendment No. 1.

(15)	Not applicable.

(16)	Power of Attorney, dated April 1, 2024, is filed herein as Exhibit 16.

(17)	Not applicable.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant undertakes to file a post-effective amendment to this registration statement prior to the closing of the Reorganization described in this Registration Statement that contains an opinion of counsel supporting the tax matters discussed in this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 13th day of September 2024.

Fidelity Summer Street Trust

By	/s/ Stacie M. Smith
Stacie M. Smith, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

(Signature)	(Title)	(Date)

/s/ Stacie M. Smith Stacie M. Smith	President and Treasurer (Principal Executive Officer)	September 13, 2024

/s/ John J. Burke III John J. Burke III	Chief Financial Officer (Principal Financial Officer)	September 13, 2024

/s/ Vijay C. Advani Vijay C. Advani	* Trustee	September 13, 2024

/s/ Thomas P. Bostick Thomas P. Bostick	* Trustee	September 13, 2024

/s/ Donald F. Donahue Donald F. Donahue	* Trustee	September 13, 2024

/s/ Bettina Doulton Bettina Doulton	* Trustee	September 13, 2024

/s/ Vicki L. Fuller Vicki L. Fuller	* Trustee	September 13, 2024

/s/ Patricia L. Kampling Patricia L. Kampling	* Trustee	September 13, 2024

/s/ Thomas Kennedy Thomas Kennedy	* Trustee	September 13, 2024

/s/ Robert A. Lawrence Robert A. Lawrence	* Trustee	September 13, 2024

/s/ Oscar Munoz Oscar Munoz	* Trustee	September 13, 2024

/s/ David M. Thomas David M. Thomas	* Trustee	September 13, 2024

/s/ Susan Tomasky Susan Tomasky	* Trustee	September 13, 2024

/s/ Michael E. Wiley Michael E. Wiley	* Trustee	September 13, 2024

* By:	/s/ Megan C. Johnson
Megan C. Johnson, pursuant to a power of attorney dated April 1, 2024 and filed herewith.